Exhibit 99.2      Press Release




PRESS RELEASE
September 27, 2002

                                 For further information contact:
                                 David M. Bradley
                                 Chairman, President and Chief Executive Officer North Central Bancshares, Inc.
                                 825 Central Avenue  PO Box 1237
                                 Fort Dodge, Iowa 50501
                                 515-576-7531



                    NORTH CENTRAL BANCSHARES, INC. ANNOUNCES
                            STOCK REPURCHASE PROGRAM

Fort Dodge, Iowa, September 27, 2002 - North Central Bancshares, Inc. (Nasdaq:
"FFFD") (the "Company"), the holding company for First Federal Savings Bank of Iowa, announced that it will commence a new stock repurchase program beginning three days after the Company's press release announcing earnings for the third quarter ending September 30, 2002. The program authorizes the Company to repurchase up to 6.02 % or 100,000 shares of its 1,659,880 outstanding shares of common stock during the next twelve months. The repurchases will be made from time to time, in open market transactions, at the discretion of management.

North Central Bancshares also announced that it has completed its most recent stock repurchase program. The Company said it repurchased 100,000 shares of its outstanding common stock, par value $.01 per share, at the aggregate cost of $2.7 million in open market transactions. This repurchase program began on February 21, 2002.

North Central Bancshares, Inc., with over $404 million in assets, as of June 30, 2002, is the holding company for First Federal Savings Bank of Iowa, a federally chartered stock savings bank. First Federal is a community-oriented institution serving Iowa through 9 full service locations in Fort Dodge, Nevada, Ames, Perry, Ankeny, Burlington and Mt. Pleasant, Iowa. First Federal's deposits are insured by the Federal Deposit Insurance Corporation.